Exhibit 1

PRESS RELEASE

Cyren Announces Enhanced Security through Microsoft Office 365 Integration

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Cyren to work with Microsoft on phishing and advanced malware attacks in Office 365

McLean, Virginia – April 30, 2018 – Cyren (NASDAQ: CYRN) today announced it is working with Microsoft to improve detection for phishing, zero day attacks, and advanced malware in Microsoft Office 365.

Cyren’s Threat Intelligence Services and GlobalView security intelligence cloud will be integrated into the Microsoft Office 365 network in order to help combat malicious email, and complement Microsoft’s real-time detection of the latest email threats and potentially harmful URLs. The security framework extends Cyren’s enterprise email security features as a private cloud through the Microsoft Azure cloud platform to support Office 365 customers around the world. Cyren’s GlobalView cloud, which already processes over 25 billion security transactions per day, helps support Office 365 Exchange Online Protection (EOP) and Advanced Threat Protection (ATP) to block today’s most sophisticated phishing attacks and helps prevent malicious emails from ever reaching a user’s inbox. Cyren’s phishing service will further enhance Office 365’s EOP and ATP services by providing an expanded set of real-time security updates to ensure users are continuously protected from the latest outbreaks and attacks. The solution will be added into Microsoft’s Exchange Online Protection and Office 365 Advanced Threat Protection packages which are available to Office 365 customers.

“We are pleased to work with Microsoft in order to bring Cyren’s superior detection capabilities to the masses and protect millions of businesses from cyber-attacks,” added Lior Kohavi, Cyren’s Chief Technology Officer. “Both Cyren and Microsoft are cloud-based service providers so we understand the need to scale our technology globally, and protect users from the latest threats in real-time. We look forward to protecting and improving the user experience for Office 365 customers around the world.”

Adam Hall, Director Security Product Marketing at Microsoft said, “As the need for real-time protection from spear phishing and ransomware attacks continues to increase dramatically, it’s important for Microsoft to offer our customers superior security solutions. We are investing heavily in our services to help protect customers improve their email security posture through many innovations including this collaboration with Cyren.”

Microsoft has utilized Cyren’s anti-malware technology for over a decade, but the latest collaboration announced today results in a material contract expansion for Cyren, which is valued at over $20 million to Cyren over three years.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect, and first to protect at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com